UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20449

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                  Commission File Number: 1-7555

                                MOBIL CORPORATION
             (Exact name of registrant as specified in its charter)

                                3225 Gallows Road
                          Fairfax, Virginia 22037-0001
                                  703-846-3000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Floating Rate Notes Due 2054
Guarantee, Mobil Oil Corporation Employee Stock Ownership Plan Trust 6.625% Notes Due 2001
 Guarantee, Mobil Oil Corporation Employee Stock Ownership Plan Trust 6.7% Notes Due 2000
Guarantee, Mobil Oil Corporation Employee Stock Ownership Plan Trust 6.25% Notes Due 2001
Guarantee, Mobil Oil Corporation Employee Stock Ownership Plan Trust 6.3% Notes Due 2002
 Guarantee, Mobil Oil Corporation Employee Stock Ownership Plan Trust 6.375% Notes Due 2001
 Guarantee, Mobil Oil Corporation Employee Stock Ownership Plan Trust 5.875% Notes Due 2002
 Guarantee, Mobil Oil Corporation Employee Stock Ownership Plan Trust 5.9% Notes Due 2003
 Guarantee, Mobil Oil Corporation Employee Stock Ownership Plan Trust 5.8% Notes Due 2003
   Guarantee, Mobil Oil Corporation Employee Stock Ownership Plan Trust Medium
    Term Notes (Registered pursuant to an effective registration statement,
                        No. 333-67123, but never issued)
            Pass Through Certificates, Series 1995-B1 through 1995-B6
                    Pass Through Certificates, Series 1996-A
                    Pass Through Certificates, Series 1997-A
                    Pass Through Certificates, Series 1997-B
                    Pass Through Certificates, Series 1997-C
            (Title of each class of securities covered by this Form)


                                      None
       (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
         Rule 12g-4(a)(1)(i)     [ ]          Rule 12h-3(b)(1)(i)       [ ]
         Rule 12g-4(a)(1)(ii)    [ ]          Rule 12h-3(b)(1)(ii)      [ ]
         Rule 12g-4(a)(2)(i)     [ ]          Rule 12h-3(b)(2)(i)       [ ]
         Rule 12g-4(a)(2)(ii)    [ ]          Rule 12h-3(b)(2)(ii)      [ ]
                                              Rule 15d-6                [x]

Approximate number of holders of record as of the certification or notice date:
Less than 300 persons

  Pursuant to the requirements of the Securities Exchange Act of 1934 Mobil Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                           MOBIL CORPORATION

Date: February 8, 2000                     By: /s/ Steven L. Davis
                                              ------------------------------
                                           Name: Steven L. Davis
                                           Title:   Controller